SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the

                         Securities Exchange Act of 1934


                           For the month of April 2005


                       FRESENIUS MEDICAL CARE CORPORATION
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                              Else-Kroner Strasse 1
                                61346 Bad Homburg
                                     Germany
                    ----------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F [X]        Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes [ ]              No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

         On April 6, 2005 certain officers of the Registrant will make presentations to potential investors and investment analysts. The presentations contain, among other things, forward-looking information about the Registrant and its business. The slides that Registrant will use in these presentations which contain forward looking statements are attached to this current report on Form 6-K as Exhibit 99.1.

         The slides contain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are based upon our current expectations, assumptions, estimates and projections about us and our industry that address, among other things: our business development, operating development and financial condition; our expectations of growth in the patient population regarding renal dialysis products and services; our ability to remain competitive in the markets for our products and services; changes in government reimbursement policies and those of private payors; changes in pharmaceutical administration patterns or reimbursement policies; foreign exchange fluctuations; regulatory reforms; uncertainties in litigation or investigative proceedings; the ability of financing; and other statements of our expectations, beliefs, future plans and strategies, anticipated development and other matters that are not historical facts. These and other factors affecting the company are discussed in more detail in Fresenius Medical Care AG's reports filed with the Securities and Exchange Commission, including without limitation, Fresenius Medical Care AG's annual report on Form 20-F for the year ended December 31, 2004.

         The Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.


                                    EXHIBITS

         Exhibit 99.1      Presentation Slides

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: April 6, 2005

                                       FRESENIUS MEDICAL CARE
                                       AKTIENGESELLSCHAFT


                                     By: /s/ DR. BEN LIPPS
                                         --------------------------------------
                                         Name:  Dr. Ben Lipps
                                         Title: Chief Executive Officer and
                                                Chairman of the Management Board


                                     By: /s/ LAWRENCE A. ROSEN
                                         --------------------------------------
                                         Name:  Lawrence A. Rosen
                                         Title: Chief Financial Officer